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TABLE OF CONTENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Simcere Pharmaceutical Group

(Name of the Issuer)

Simcere Pharmaceutical Group
Simcere Holding Limited
Simcere Acquisition Limited
Assure Ahead Investments Limited
Hony Capital II, L.P.
Hony Capital II GP Limited
Premier Praise Limited
Hony Capital Fund V, L.P.
Hony Capital Fund V GP, L.P.
Hony Capital Fund V GP Limited
Right Lane Limited
King View Development International Limited
Trustbridge Partners II, L.P
TB Partners GP2, L.P.
TB Partners GP Limited
Jinsheng Ren
New Good Management Limited
Hongquan Liu
Fosun Industrial Co., Limited
Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.
Shanghai Fosun High Technology (Group) Co., Ltd.
Fosun International Limited
Fosun Holdings Limited
Fosun International Holdings Ltd.
Guangchang Guo
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share
American depositary shares, each representing two Ordinary Shares
(Title of Class of Securities)

82859P 104(1)

(CUSIP Number)

Simcere Pharmaceutical Group No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing Jiangsu Province 210042 People's Republic of China Attention: Yushan Wan Tel: +86 25 8556 6666 × 8702	Simcere Holding Limited
Simcere Acquisition Limited
Jinsheng Ren
Hongquan Liu
New Good Management Limited
No. 699-18 Xuan Wu Avenue, Xuan Wu District
Nanjing, Jiangsu Province 210042,
The People's Republic of China
Tel: +86 25 8555-6666

Assure Ahead Investments Limited
Hony Capital II, L.P.
Hony Capital II GP Limited
Premier Praise Limited
Hony Capital Fund V, L.P.
Hony Capital Fund V GP, L.P.
Hony Capital Fund V GP Limited
Right Lane Limited
c/o Hony Capital Limited
Suite 2701, One Exchange Square
Central, Hong Kong
Attention: Yonggang Cao
Tel: +852 3961 9700

King View Development International Limited
Trustbridge Partners II, L.P
TB Partners GP2, L.P.
TB Partners GP Limited
2001, Agricultural Bank of China Tower
50 Connaught Road Central
Central, Hong Kong
Attention: David Lin
Tel: +852 3727 0300	Fosun Industrial Co., Limited
Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.
Shanghai Fosun High Technology (Group) Co., Ltd.
Fosun International Limited
Fosun Holdings Limited
Fosun International Holdings Ltd.
Guangchang Guo
Level 54, Hopewell Centre
183 Queen's Road East
Hong Kong
Attention: Jianguo Yang
Tel: +86 21 6332 5563

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Paul Strecker, Esq. Shearman & Sterling 12th Floor, Gloucester Tower The Landmark 15 Queen's Road Central Hong Kong Fax: +852 2140 0338	Ling Huang, Esq.
W. Clayton Johnson, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Twin Towers—West (23Fl)
12 B Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People's Republic of China
Fax: +86 10 5879 3902

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

(1)
This CUSIP number applies to the Issuer's American depositary shares, each representing two Ordinary Shares.

This statement is filed in connection with (check the appropriate box):

☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ The filing of a registration statement under the Securities Act of 1933.

☐ A tender offer

☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$121,105,839.08	$16,518.84

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $4.83 for 24,060,686 outstanding ordinary shares (excluding vested and unvested restricted shares) of the issuer subject to the transaction, (b) the product of 977,110 restricted shares of the issuer subject to the transaction multiplied by $4.82 per restricted share (which is the difference between the $4.83 per share merger consideration and the par value of $0.01 per ordinary share, plus (c) the product of 642,300 options to purchase ordinary shares multiplied by $0.285 per option (which is the difference between the $4.83 per share merger consideration and the weighted average exercise price of $4.545 per share) ((a), (b) and (c) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

        This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Simcere Pharmaceutical Group, a Cayman Islands exempted company with limited liability (the "Company"), the issuer of the registered ordinary shares, par value $0.01 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares, each representing two Shares (the "ADSs"), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Simcere Holding Limited, a Cayman Islands company ("Parent"); (c) Simcere Acquisition Limited, a Cayman Islands company ("Merger Sub"); (d) Mr. Jinsheng Ren, chairman of the board of directors of the Company; (e) New Good Management Limited, a British Virgin Islands company; (f) Mr. Hongquan Liu, director and chief executive officer of the Company; (g) Assure Ahead Investments Limited, a British Virgin Islands company wholly owned by Hony Capital II, L.P.; (h) Hony Capital II, L.P., a Cayman Islands limited partnership whose general partner is Hony Capital II GP Ltd.; (i) Hony Capital II GP Ltd., a Cayman Islands company wholly owned by Right Lane Limited; (j) Right Lane Limited, a Hong Kong company; (k) Premier Praise Limited, a British Virgin Islands company wholly owned by Hony Capital Fund V, L.P.; (l) Hony Capital Fund V, L.P., a Cayman Islands limited partnership whose general partner is Hony Capital Fund V GP, L.P.; (m) Hony Capital Fund V GP, L.P., a Cayman Islands limited partnership whose general partner is Hony Capital Fund V GP Limited; (n) Hony Capital Fund V GP Limited, a Cayman Islands company; (o) King View Development International Limited, a British Virgin Islands company wholly owned by Trustbridge Partners II, L.P.; (p) Trustbridge Partners II, L.P., a Cayman Islands limited partnership whose general partner is TB Partners GP2, L.P.; (q) TB Partners GP2, L.P., a Cayman Islands limited partnership whose general partner is TB Partners GP Limited; (r) TB Partners GP Limited, a Cayman Islands company; (s) Fosun Industrial Co., Limited, a Hong Kong company wholly owned by Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.; (t) Shanghai Fosun Pharmaceuticals (Group) Co., Ltd., a PRC company and a subsidiary of Shanghai Fosun High Technology (Group) Co., Ltd.; (u) Shanghai Fosun High Technology (Group) Co., Ltd., a PRC company wholly owned by Fosun International Limited; (v) Fosun International Limited, a Hong Kong company and a subsidiary of Fosun Holdings Limited; (w) Fosun Holdings Limited, a Hong Kong company wholly owned by Fosun International Holdings Ltd; (x) Fosun International Holdings Ltd., a British Virgin Islands company controlled by Mr. Guangchang Guo; and (y) Mr, Guangchang Guo, a citizen of the People's Republic of China. Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited are collectively referred to herein as the "Rollover Shareholders." Parent, Merger Sub, the Rollover Shareholders and their respective affiliates named as filing persons above are collectively referred to herein as the "buyer group."

        On August 28, 2013, the Company, Parent and Merger Sub entered into an agreement and plan of merger (the "merger agreement") which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Appendix I to the merger agreement (the "plan of merger"). If the merger agreement and the plan of merger are approved and authorized by the Company's shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the "merger"), with the Company continuing as the surviving company after the merger. Parent will be beneficially wholly owned by the buyer group immediately prior to the merger.

        Under the terms of the merger agreement, at the effective time of the merger, each Share of the Company (including the Shares represented by ADSs), other than (a) the Shares (including the

Restricted Shares (as defined below)) (i) held by the Company's direct or indirect wholly owned subsidiaries, or (ii) beneficially owned by Parent or Merger Sub (other than the Shares included in the Rollover Shares), (b) the Shares (including the Restricted Shares) beneficially owned by the Rollover Shareholders (the "Rollover Shares"), and (c) the Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Companies Law (the "Dissenting Shares", and the Shares described under (a) through (c) above are collectively referred to herein as the "Excluded Shares"), will be cancelled in exchange for the right to receive $4.83 in cash without interest, and because each ADS represents two Shares, each issued and outstanding ADS (other than any ADS that represents Excluded Shares) will represent the right to surrender the ADS in exchange for $9.66 in cash per ADS without interest, less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of April 19, 2007, by and among the Company, The Bank of New York Mellon (the "ADS depositary") and the owners and beneficial owners of ADSs issued thereunder (the "ADS deposit agreement"), in each case, net of any applicable withholding taxes.

        In addition, at the effective time of the merger, each option to purchase Shares pursuant to the Company's 2006 Share Incentive Plan, as amended and the Company's 2008 Share Incentive Plan (collectively, the "Company Share Incentive Plans") that is outstanding and unexercised, vested or unvested, will be cancelled and converted into the right to receive, net of any applicable withholding taxes, as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to the total number of Shares issuable upon exercise of such option immediately prior to the effective time of the merger multiplied by the amount by which $4.83 exceeds the exercise price per Share of such option.

        Furthermore, at the effective time of the merger, each restricted Share of the Company issued pursuant to the Company Share Incentive Plans (the "Restricted Share" and collectively, the "Restricted Shares") that is not included in the Rollover Shares and then outstanding, vested or unvested, will automatically become fully vested and be released from any restrictions on transfer and will be cancelled and converted into the right to receive $4.83 in cash without interest, net of any applicable withholding taxes.

        The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of at least two-thirds of such shareholders of the Company present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

        The Company will make available to its shareholders a proxy statement (the "proxy statement," a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Copies of the merger agreement and the plan of merger are attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this

Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1    Summary Term Sheet

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet"
•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
	•	"Summary Term Sheet—The Parties Involved in the Merger"
(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote"
	•	"The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials"
	•	"Security Ownership of Certain Beneficial Owners and Management of the Company"
(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
	•	"Market Price of the ADSs, Dividends and Other Matters—Market Price of the ADSs"
(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
	•	"Market Price of the ADSs, Dividends and Other Matters—Dividend Policy"
(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
	•	"Transactions in the Shares and ADSs—Prior Public Offerings"
(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
	•	"Transactions in the Shares and ADSs"

Item 3    Identity and Background of Filing Person

(a)	Name and Address. Simcere Pharmaceutical Group is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—The Parties Involved in the Merger"
	•	"Annex H—Directors and Executive Officers of Each Filing Person"
(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—The Parties Involved in the Merger"
	•	"Annex H—Directors and Executive Officers of Each Filing Person"
(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—The Parties Involved in the Merger"
	•	"Annex H—Directors and Executive Officers of Each Filing Person"

Item 4    Terms of the Transaction

(a)-(1)	Material Terms. Not applicable.
(a)-(2)	Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet"
	•	"Questions and Answers about the Extraordinary General Meeting and the Merger"
	•	"Special Factors"
	•	"The Extraordinary General Meeting"
	•	"The Merger Agreement and Plan of Merger"
	•	"Annex A—Agreement and Plan of Merger"
(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"
	•	"The Merger Agreement and Plan of Merger"
	•	"Annex A—Agreement and Plan of Merger"

(d)	Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Questions and Answers about the Extraordinary General Meeting and the Merger"
	•	"Dissenter Rights"
	•	"Annex G—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) —Section 238"
(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
	•	"Provisions for Unaffiliated Shareholders"
(f)	Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Related Party Transactions"
	•	"Transactions in the Shares and ADSs"
(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"
	•	"Special Factors—Buyer Group's Purpose of and Reasons for the Merger"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"The Merger Agreement and Plan of Merger"
	•	"Annex A—Agreement and Plan of Merger"
(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Plans for the Company after the Merger"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"The Merger Agreement and Plan of Merger"
	•	"Annex A—Agreement and Plan of Merger"
(e)	Agreements Involving the Subject Company's Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Contribution Agreement"
	•	"Summary Term Sheet—Financing of the Merger"

•	"Special Factors—Background of the Merger"
•	"Special Factors—Plans for the Company after the Merger"
•	"Special Factors—Financing"
•	"Special Factors—Interests of Certain Persons in the Merger"
•	"Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"
•	"The Merger Agreement and Plan of Merger"
•	"Transactions in the Shares and ADSs"
•	"Annex A—Agreement and Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet"
	•	"Questions and Answers about the Extraordinary General Meeting and the Merger"
	•	"Special Factors—Buyer Group's Purpose of and Reasons for the Merger"
	•	"Special Factors—Effect of the Merger on the Company"
	•	"The Merger Agreement and Plan of Merger"
	•	"Annex A—Agreement and Plan of Merger"
(c)(1)-(8)	Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—The Merger"
	•	"Summary Term Sheet—Purposes and Effects of the Merger"
	•	"Summary Term Sheet—Plans for the Company after the Merger"
	•	"Summary Term Sheet—Financing of the Merger"
	•	"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"
	•	"Special Factors—Buyer Group's Purpose of and Reasons for the Merger"
	•	"Factors—Effect of the Merger on the Company"
	•	"Special Factors—Plans for the Company after the Merger"
	•	"Special Factors—Financing"
	•	"Special Factors—Interests of Certain Persons in the Merger"

•	"The Merger Agreement and Plan of Merger"
•	"Annex A—Agreement and Plan of Merger"
•	"Annex B—Limited Guaranty"
•	"Annex C—Limited Guaranty"
•	"Annex D—Limited Guaranty"
•	"Annex E—Limited Guaranty"

Item 7    Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Purposes and Effects of the Merger"
	•	"Summary Term Sheet—Plans for the Company after the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"
	•	"Special Factors—Buyer Group's Purpose of and Reasons for the Merger"
(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"
	•	"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"
	•	"Special Factors—Buyer Group's Purpose of and Reasons for the Merger"
	•	"Special Factors—Effects on the Company if the Merger is not Completed"
(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Purposes and Effects of the Merger"
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"
	•	"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"
	•	"Special Factors—Buyer Group's Purpose of and Reasons for the Merger"
	•	"Special Factors—Effect of the Merger on the Company"
(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Purposes and Effects of the Merger"
	•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"
•	"Special Factors—Effect of the Merger on the Company"
•	"Special Factors—Plans for the Company after the Merger"
•	"Special Factors—Effects on the Company if the Merger is not Completed"
•	"Special Factors—Effect of the Merger on the Company's Net Book Value and Net Earnings"
•	"Special Factors—Interests of Certain Persons in the Merger"
•	"Special Factors—Material U.S. Federal Income Tax Consequences"
•	"Special Factors—Material PRC Income Tax Consequences"
•	"Special Factors—Material Cayman Islands Tax Consequences"
•	"The Merger Agreement and Plan of Merger"
•	"Annex A—Agreement and Plan of Merger"

Item 8    Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:
	•	"Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors"
	•	"Summary Term Sheet—Position of Buyer Group as to Fairness"
	•	"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"
	•	"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"
	•	"Special Factors—Opinion of the Special Committee's Financial Advisor"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"Annex F—Opinion of UBS AG as Financial Advisor"
(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"
	•	"Questions and Answers about the Extraordinary General Meeting and the Merger"
	•	"The Extraordinary General Meeting—Vote Required"

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"
	•	"Special Factors—Opinion of the Special Committee's Financial Advisor"
(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors"
	•	"Questions and Answers about the Extraordinary General Meeting and the Merger"
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"
(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

Item 9    Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Opinion of the Special Committee's Financial Advisor"
	•	"Annex F—Opinion of UBS AG as Financial Advisor"
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Opinion of the Special Committee's Financial Advisor"
	•	"Annex F—Opinion of UBS AG as Financial Advisor"
(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
	•	"Where You Can Find More Information"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Financing of the Merger"
	•	"Special Factors—Financing"
	•	"The Merger Agreement and Plan of Merger"
	•	"Annex A—Agreement and Plan of Merger"
(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Financing of the Merger"
	•	"Special Factors—Financing"
(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
	•	"Special Factors—Fees and Expenses"
(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
	•	"Summary Term Sheet—Financing of the Merger"
	•	"Special Factors—Financing"
	•	"The Merger Agreement and Plan of Merger—Financing"

Item 11    Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"Security Ownership of Certain Beneficial Owners and Management of the Company"
(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
	•	"Transactions in the Shares and ADSs"

Item 12    The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

	•	"Questions and Answers about the Extraordinary General Meeting and the Merger"
	•	"Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"
	•	"The Extraordinary General Meeting—Vote Required"
	•	"Security Ownership of Certain Beneficial Owners and Management of the Company"
(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors"
	•	"Summary Term Sheet—Position of Buyer Group as to Fairness"
	•	"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"
	•	"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"
	•	"The Extraordinary General Meeting—Our Board's Recommendation"

Item 13    Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2011 and December 31, 2012 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2012, filed on April 26, 2013 (see page F-1 and following pages).

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

	•	"Financial Information"
	•	"Where You Can Find More Information"
(b)	Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
	•	"The Extraordinary General Meeting—Solicitation of Proxies"
(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—The Parties Involved in the Merger"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"Annex H—Directors and Executive Officers of Each Filing Person"

Item 15    Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated (the "proxy statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated August 28, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 28, 2013.
(b)-(1)
Debt Commitment Letter, dated August 26, 2013, issued by China Merchants Bank, New York branch and China Merchants Bank, Nanjing branch to Simcere Holding Limited, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by New Good Management Limited, Mr. Jinsheng Ren and Mr. Hongquan Liu with the SEC on August 28, 2013.
(c)-(1)	Opinion of UBS AG, dated August 28, 2013, incorporated herein by reference to Annex F of the proxy statement.
(c)-(2)	Discussion materials prepared by UBS AG for discussion with the special committee of the board of directors of the Company, dated August 28, 2013.*
(d)-(1)
Agreement and Plan of Merger, dated as of August 28, 2013, by and among the Company, Simcere Holding Limited and Simcere Acquisition Limited, incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)
Consortium Agreement, dated March 11, 2013, by and among New Good Management Limited, Mr. Jinsheng Ren and Assure Ahead Investments Limited, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by Jinsheng Ren and New Good Management Limited with the SEC on March 12, 2013.
(d)-(3)
Contribution Agreement dated August 28, 2013, by and among Simcere Holding Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D/A filed by New Good Management Limited, Mr. Jinsheng Ren and Mr. Hongquan Liu with the SEC on August 28, 2013.
(d)-(4)	Limited Guaranty, dated August 28, 2013, by New Good Management Limited in favor of the Company, incorporated herein by reference to Annex B of the proxy statement.
(d)-(5)	Limited Guaranty, dated August 28, 2013, by Premier Praise Limited in favor of the Company, incorporated herein by reference to Annex C of the proxy statement.
(d)-(6)	Limited Guaranty, dated August 28, 2013, by King View Development International Limited in favor of the Company, incorporated herein by reference to Annex D of the proxy statement.
(d)-(7)	Limited Guaranty, dated August 28, 2013, by Fosun Industrial Co., Limited in favor of the Company, incorporated herein by reference to Annex E of the proxy statement.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.
(f)-(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the proxy statement.
(g)	Not applicable.

*
Previously filed on September 19, 2013.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2013

Simcere Pharmaceutical Group
By:	/s/ ALAN AU
	Name:	Alan Au
	Title:	Chairman of Special Committee
Simcere Holding Limited
By:	/s/ JINSHENG REN
	Name:	Jinsheng Ren
	Title:	Director
Simcere Acquisition Limited
By:	/s/ JINSHENG REN
	Name:	Jinsheng Ren
	Title:	Director
Jinsheng Ren
By:	/s/ JINSHENG REN
New Good Management Limited
By:	/s/ JINSHENG REN
	Name:	Jinsheng Ren
	Title:	Director
Hongquan Liu
By:	/s/ HONGQUAN LIU
Assure Ahead Investments Limited
By:	/s/ SHUNLONG WANG
	Name:	Shunlong Wang
	Title:	Director

Hony Capital II, L.P. Acting by its sole general partner Hony Capital II GP Ltd.
By:	/s/ JOHN HUAN ZHAO
	Name:	John Huan Zhao
	Title:	Authorized Signatory
Hony Capital II GP LTD.
By:	/s/ JOHN HUAN ZHAO
	Name:	John Huan Zhao
	Title:	Director
Right Lane Limited
By:	/s/ MIN NING
	Name:	Min Ning
	Title:	Director
Premier Praise Limited
By:	/s/ JOHN HUAN ZHAO
	Name:	John Huan Zhao
	Title:	Authorized Signatory
Hony Capital Fund V, L.P. Acting by its sole general partner Hony Capital Fund V GP, L.P.
By:	/s/ JOHN HUAN ZHAO
	Name:	John Huan Zhao
	Title:	Authorized Signatory
Hony Capital Fund V GP, L.P. Acting by its sole general partner Hony Capital Fund V GP LTD.
By:	/s/ JOHN HUAN ZHAO
	Name:	John Huan Zhao
	Title:	Authorized Signatory

Hony Capital Fund V GP LTD.
By:	/s/ JOHN HUAN ZHAO
	Name:	John Huan Zhao
	Title:	Director
King View Development International Limited
By:	/s/ SHUJUN LI
	Name:	Shujun Li
	Title:	Director
Trustbridge Partners II, L.P. Acting by its general partner TB Partners GP2, L.P.
By:	/s/ SHUJUN LI
	Name:	Shujun Li
	Title:	Authorized Representative
TB Partners GP2, L.P. Acting by its general partner TB Partners GP Limited
By:	/s/ SHUJUN LI
	Name:	Shujun Li
	Title:	Authorized Representative
TB Partners GP Limited
By:	/s/ SHUJUN LI
	Name:	Shujun Li
	Title:	Director
Fosun Industrial Co., Limited
By:	/s/ QIYU CHEN
	Name:	Qiyu Chen
	Title:	Chairman of Board of Directors

Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.
By:	/s/ QIYU CHEN
	Name:	Qiyu Chen
	Title:	Chairman of Board of Directors
Shanghai Fosun High Technology (Group) Co., Ltd.
By:	/s/ GUANGCHANG GUO
	Name:	Guangchang Guo
	Title:	Chairman of Board of Directors
Fosun International Limited
By:	/s/ GUANGCHANG GUO
	Name:	Guangchang Guo
	Title:	Chairman of Board of Directors
Fosun Holdings Limited
By:	/s/ GUANGCHANG GUO
	Name:	Guangchang Guo
	Title:	Director
Fosun International Holdings Ltd.
By:	/s/ GUANGCHANG GUO
	Name:	Guangchang Guo
	Title:	Director
Guangchang Guo
By:	/s/ GUANGCHANG GUO

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company dated (the "proxy statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated August 28, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 28, 2013.
(b)-(1)

Debt Commitment Letter, dated August 26, 2013, issued by China Merchants Bank, New York branch and China Merchants Bank, Nanjing branch to Simcere Holding Limited, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by New Good Management Limited, Mr. Jinsheng Ren and Mr. Hongquan Liu with the SEC on August 28, 2013.

(c)-(1)	Opinion of UBS AG, dated August 28, 2013, incorporated herein by reference to Annex F of the proxy statement.
(c)-(2)	Discussion materials prepared by UBS AG for discussion with the special committee of the board of directors of the Company, dated August 28, 2013.*
(d)-(1)

Agreement and Plan of Merger, dated as of August 28, 2013, by and among the Company, Simcere Holding Limited and Simcere Acquisition Limited, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)

Consortium Agreement, dated March 11, 2013, by and among New Good Management Limited, Mr. Jinsheng Ren and Assure Ahead Investments Limited, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by Jinsheng Ren and New Good Management Limited with the SEC on March 12, 2013.

(d)-(3)

Contribution Agreement dated August 28, 2013, by and among Simcere Holding Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D/A filed by New Good Management Limited, Mr. Jinsheng Ren and Mr. Hongquan Liu with the SEC on August 28, 2013.

(d)-(4)	Limited Guaranty, dated August 28, 2013, by New Good Management Limited in favor of the Company, incorporated herein by reference to Annex B of the proxy statement.
(d)-(5)	Limited Guaranty, dated August 28, 2013, by Premier Praise Limited in favor of the Company, incorporated herein by reference to Annex C of the proxy statement.

*  Previously filed on September 19, 2013.

(d)-(6)	Limited Guaranty, dated August 28, 2013, by King View Development International Limited in favor of the Company, incorporated herein by reference to Annex D of the proxy statement.
(d)-(7)	Limited Guaranty, dated August 28, 2013, by Fosun Industrial Co., Limited in favor of the Company, incorporated herein by reference to Annex E of the proxy statement.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.
(f)-(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the proxy statement.
(g)	Not applicable.